ITEM 77M - Mergers

On May 25, 2006, the Board of Trustees of ING VP Natural Resources Trust approved a proposal to reorganize ING VP Natural Resources Trust into ING Global Resources Portfolio, a series of ING Investors Trust. This merger is expected to take place during the fourth quarter of 2006.